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                                  EXHIBIT 99(a)


             [THE CLARIDGE HOTEL AND CASINO CORPORATION LETTERHEAD]


                                                    [Date]
The Holders of the 11 3/4% Notes Due 2002
  of The Claridge Hotel and Casino Corporation
[Address]

               RE:  Restructuring of the Notes

Dear Noteholders:

        Today The Claridge Hotel and Casino Corporation (the "Claridge") announced that, in view of its results for the third quarter of 1996 (which were also announced today) and its expected results for the foreseeable future, it is unlikely that the Claridge will be in a position to make the interest payment due on the Notes on February 1, 1997. As a result, the Claridge will be proposing to you and the other holders of the Notes that the Notes (along with certain other obligations of the Claridge and its subsidiaries) be restructured. The Claridge believes that if the Notes and its other obligations are restructured, the Claridge will remain financially viable for the foreseeable future. On the other hand, if the Notes are not restructured it is likely that the Claridge will need to seek protection in a reorganization proceeding under Chapter 11.

        The purpose of this letter is to invite you to a meeting of Noteholders to be held on Tuesday, December 3, 1996 at 11:00 a.m., E.S.T., at the offices of Rogers & Wells, at 200 Park Avenue (50th floor), New York, New York. The purpose of the meeting will be to discuss terms of a possible restructuring. It is the desire of the Claridge to achieve a restructuring of the Notes as quickly and as amicably as possible. It clearly is not in the interest of the Claridge or the holders of the Notes for the operations of the Claridge to be disrupted by a lengthy bankruptcy proceeding or for there to be lengthy and contentious negotiations regarding the restructuring at significant cost to the Claridge and ultimately its creditors, including the Noteholders.

        Set forth below is the general basis upon which the Claridge would propose restructuring the Notes and certain other of its obligations. THE GENERAL TERMS SET FORTH BELOW SHOULD NOT BE CONSIDERED TO CONSTITUTE AN OFFER BY THE CLARIDGE TO RESTRUCTURE THE NOTES UPON THESE TERMS. The Claridge anticipates the Noteholders may form a steering committee or other representative body to conduct negotiations, and no definite offer will be made by the Claridge until the terms thereof have been agreed to in principle with those representatives, at which time a definitive offer would be made to the Noteholders in general in accordance with applicable law, including, if necessary, by means of a prospectus contained in a Registration Statement filed with and declared effective by the Securities and Exchange Commission. Claridge reserves the right at any time to make a definitive offer regarding the restructuring in the form of an exchange offer to the holders of the Notes, but, if necessary, any such offer will be made only by means of a prospectus contained in a Registration Statement filed with and declared effective by the Securities and Exchange Commission. In any case, if the restructuring of the Notes is to occur generally on the terms outlined below, the Claridge would anticipate that the restructuring will not be completed until certain obligations of the Claridge are extinguished or modified either consensually or through a "pre-packaged" bankruptcy proceeding to which the principle creditors of the Claridge and its subsidiaries have agreed.


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The Holders of the 11 3/4% Notes Due                              [Date]
 2002 of The Claridge Hotel and              -2-
 Casino Corporation


        Over the last several weeks we have been working with our financial advisors, Dillon, Read & Co., Inc., to formulate a restructuring plan to maximize value to Claridge's creditors and to insure the long term viability of the Claridge. Preliminarily, our analysis demonstrates that in order to insure these twin goals, a significant restructuring of the Claridge's debt obligations is crucial. It is expected that such restructuring will involve the exchange of the Notes for a combination of new Notes with a lower interest rate and reduction in face amount of the New Notes, as well as the issuance of equity securities in the Claridge representing more than a majority interest in the Claridge. In addition, it is anticipated that the rent payable to Atlantic City Boardwalk Associates, L.P. (the "Partnership") under the Operating Lease, pursuant to which the Claridge rents from the Partnership the hotel and casino used in its operations, would be abated substantially. The General Partners of the Partnership have agreed in principle to this abatement, subject to the Claridge's agreeing to exercise the option to extend the term of the Operating Lease beyond its current expiration date in 1998 and agreeing to extend the maturity date of the Expandable Wraparound Mortgage owed by the Partnership to the Claridge from the year 2000 to 2003. Notwithstanding the agreement in principal by the General Partners of the Partnership to restructure certain arrangements with the Claridge, the Partnership has no obligation to agree to such terms and it is only expected to do so if the General Partners are otherwise satisfied with the restructuring of other obligations of the Claridge. In addition, it would be anticipated that in connection with the restructuring of the Claridge and its subsidiaries, the rights of the holders of the common stock of the Claridge and of certain contingent payment rights of the Claridge would be extinguished.

        We look forward to seeing you at the meeting of the Noteholders to discuss the terms of the proposed restructuring of the Notes.


                                          Sincerely,



                                          Robert M. Renneisen
                                          President and Chief Executive Officer